Exhibit 1

February 14, 2019

The Board of Directors of P&F Industries, Inc.

445 Broadhollow Road, Suite 100

Melville NY, 11747

Attention: Mitchell A. Solomon, Lead Independent Director

To the Board of Directors:

I, Richard A. Horowitz, currently own 1,336,306 shares of the Class A Common Stock (“Common Stock”) of P&F Industries, Inc. (the “Company”) and hold options to acquire 30,000 shares of Common Stock.  My mother, Grace Horowitz, owns 217,471 shares of Common Stock.  Based on the Company’s total outstanding shares (3,581,692) as of January 28, 2019, my mother and I currently have an aggregate beneficial ownership of 43.9%, assuming exercise of all of my options. My holdings were subject to the earlier letter agreement of August 9, 2017, which is superseded by the execution and delivery of this letter agreement.

In connection with the deliberations of the Board of Directors of the Company with respect to approval of a repurchase of Common Stock from a fund managed by Fidelity Investment ("Fidelity"), I hereby agree and acknowledge that if I acquire the right to vote shares of Common Stock which, together with the shares held by my mother, causes the percentage of shares held by either me and my mother to exceed 42.5% of the shares eligible to vote on a matter ("excess shares"), I will either not vote such excess shares or I will cause them to be voted proportionately in accordance with the vote of all holders of Common Stock (other than shares held by me, my mother or any other 13(d) filer), or as otherwise determined by resolution of a majority of the independent directors of the Company.

In response to the issues identified to me by the independent directors of the Company with respect to the impact of the repurchase on my ownership level and my potential influence on matters that could affect the other shareholders of the Company, I hereby agree:

1.	I have no intent to acquire absolute majority control of the Company, and in any event will not offer (whether privately or publicly) to acquire the Company without the prior approval of the independent directors of the Company.

2.	If an offer to acquire the Company or more than 20% of the equity of the Company is received from a third party, I will only sell my shares (or vote such shares) in a transaction approved by the independent directors of the Company and whereby all shareholders other than me receive no less favorable consideration (in timing, form and amount) than I receive for my shares (provided this clause shall not be deemed to restrict payment to me of any compensation related items).

3.	Without the approval of a majority of the independent directors, I will not transfer shares of Common Stock other than (i) pursuant to Rule 144, (ii) to a person, who after giving effect to such transfer, has beneficial ownership of 4.9% or less of the Company's Common Stock, or (iii) in a disposition to a relative or relatives or trust for the benefit of a relative or relatives where each transferee agrees to be bound by the terms hereof.

4.	I will not take any action to remove an independent director from the board without the prior approval of either (i) a majority of the other independent directors, or (ii) a majority of shares of Common Stock (other than shares held by me, my mother or any of such directors).

5.	If I violate or announce or demonstrate a plan to violate any of the foregoing covenants, I consent to the independent directors taking action on behalf of the Company to enforce the foregoing. I consent to the jurisdiction of the courts of Delaware. This agreement shall bind my successors and assigns.

6.	The provisions of this letter shall become effective upon completion of the Fidelity transaction. This letter shall terminate (i) 45 days after the date hereof if the Fidelity transaction has not been consummated or (ii) 90 days after the date the shares held by me and my mother are less than 35% of the then outstanding shares.

Please note that I continue to disclaim beneficial ownership of my mother’s shares.

Very truly yours,

/s/ Richard A. Horowitz

Richard A. Horowitz

ACCEPTED:

/s/ Mitchell A. Solomon
Mitchell A. Solomon, on
behalf of the Board of Directors

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